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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                   Balcor/Colonial Storage Income Fund - 86
         -------------------------------------------------------------
                                (Name of Issuer)

                       Interests in Limited Partnership
              ---------------------------------------------------
                        (Title of Class of Securities)

                                     NONE
                   -----------------------------------------
                                 (CUSIP Number)

                David B.H. Martin, Jr., Hogan & Hartson L.L.P.,
                -----------------------------------------------
        555 Thirteenth Street, N.W. Washington, DC 20004, 202/637-5600
        --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 8, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. NONE                                         PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Public Storage, Inc.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

           WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            20,141.678

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             20,141.678

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,141.678

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 3 of 8 pages
- -----------------                                       ----------------------

          The Statement on Schedule 13D dated April 22, 1996 (the "Schedule 13D") relating to the limited partnership interests (the "Interests") of Balcor/Colonial Storage Income Fund - 86, an Illinois limited partnership, is amended by this Amendment No. 1 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

          ITEM 2.  IDENTITY AND BACKGROUND

          The address of the Company's principal business is P.O. Box 25050, Glendale, California 91221-5050. The address of the Company's principal office is 701 Western Avenue, Second Floor, Glendale, California 91210-2397.

          The directors and executive officers of the Company, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of the Company's principal business set forth above.


Name of Director                  Employer/Address/         Current Position/
or Executive Officer             Nature of Business        Dates of Employment
- ---------------------------  ---------------------------  ----------------------
B. Wayne Hughes              Public Storage, Inc.         Chairman of the Board
(Executive Officer and                                    and Chief Executive
 Director)                   Real estate investment       Officer
                                                          11/91 - present

Harvey Lenkin                Public Storage, Inc.         President
(Executive Officer and                                    11/91 - present
 Director)                   Real estate investment

Ronald L. Havner, Jr.        Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/13/95
                             Real estate investment       Chief Financial
                                                          Officer
                                                          11/91 - present

Hugh W. Horne                Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/13/95
                             Real estate investment       Vice President
                                                          1980-11/13/95
                                                          Secretary
                                                          1980-2/92

- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 4 of 8 pages
- -----------------                                       ----------------------


Name of Director                  Employer/Address/         Current Position/
or Executive Officer             Nature of Business        Dates of Employment
- ---------------------------  ---------------------------  ----------------------
Marvin M. Lotz               Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/16/95
                             Real estate investment       Officer of
                                                          predecessor of the
                                                          Company
                                                          9/83-11/95

Mary Jayne Howard            Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/16/95
                             Real estate investment       Officer of
                                                          predecessor of the
                                                          Company

David Goldberg               Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       and General Counsel
                             Real estate investment       from 11/16/95
                                                          Counsel to the Company
                                                          6/91-11/95

Obren B. Gerich              Public Storage, Inc.         Vice President 1980 -
(Executive Officer)                                       present Chief
                             Real estate investment       Financial Officer
                                                          1980-10/91

John Reyes                   Public Storage, Inc.         Vice President from
(Executive Officer)                                       11/13/95
                             Real estate investment       Controller 2/92 -
                                                          present

Sarah Hass                   Public Storage, Inc.         Vice President from
(Executive Officer)                                       11/13/95
                             Real estate investment       Secretary 2/92 -
                                                          present

- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 5 of 8 pages
- -----------------                                       ----------------------


Name of Director                  Employer/Address/         Current Position/
or Executive Officer             Nature of Business        Dates of Employment
- ---------------------------  ---------------------------  ----------------------
Robert J. Abernethy          American Standard            President
(Director)                    Development Company         1977 - present
                             Self Storage Management
                              Company
                             5221 West 102nd Street
                             Los Angeles, CA  90045

                             Develops and operates
                              mini-warehouses

Dann V. Angeloff             The Angeloff Company         President
(Director)                   727 West Seventh Street      1976 - present
                             Suite 331
                             Los Angeles, CA  90017

                             Corporate financial
                              advisory firm

William C. Baker             Carolina Restaurant          Chairman and Chief
(Director)                   Enterprises, Inc.            Executive Officer
                             3 Lochmoor Lane              1/92 - present
                             Newport Beach, CA  92660

                             Franchisee of Red Robin
                             International, Inc.

                             Red Robin International,     President
                             Inc.                         4/93-5/95
                             28 Executive Park
                             Suite 200
                             Irvine, CA  92714

                             Operates and franchises
                             restaurants

                             Private investor             3/88-1/92


- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 6 of 8 pages
- -----------------                                       ----------------------


Name of Director                  Employer/Address/         Current Position/
or Executive Officer             Nature of Business        Dates of Employment
- ---------------------------  ---------------------------  ----------------------
Uri P. Harkham               The Jonathan Martin          President and Chief
(Director)                   Fashion Group                Executive Officer
                             1157 South Crocker Street    1975 - present
                             Los Angeles, CA  90021

                             Designs, manufactures and
                             markets women's clothing

                             Harkham Properties           Chairman of the Board
                             1157 South Crocker Street    1978 - present
                             Los Angeles, CA  90021

                             Real estate


       To the knowledge of the Company, all of the foregoing persons are citizens of the United States, except Uri P. Harkham, who is a citizen of Australia.

       During the past five years, to the best knowledge of the Company, no executive officer, director or person controlling the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

       ITEM 4.  PURPOSE OF TRANSACTION

       (a) On May 8, 1996, the Company disseminated to the Partnership's interest holders (the "Interest Holders") an amendment to its Offer to Purchase (the "Amended Offer to Purchase") increasing the offer price to $260 per Interest, increasing the number of Interests to be purchased to 100,000 and extending the expiration date to May 22, 1996. On April 29, 1996, the General Partners of the Partnership disseminated to Interest Holders a consent solicitation seeking the vote of a majority of the holders of the outstanding Interests as of April 1, 1996 in favor of the Contract. The Amended Offer to Purchase includes a solicitation against the Contract, and is conditioned upon tendering Interest Holders' vote against the Contract. The Amended Offer to Purchase is annexed hereto as Exhibit 1 and is incorporated herein by reference.

       (b)  Not applicable.

- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 7 of 8 pages
- -----------------                                       ----------------------

          (c) The Company intends to vote its Interests against the Contract. On May 8, 1996, the Company disseminated to Interest Holders the Amended Offer to Purchase which is described in Item 4(a), above.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The Company beneficially owns 20,141.678 Interests in the Partnership which represents 7.8% of the outstanding Interests.

          (b) The Company has the sole power to vote 20,141.678 Interests, and the sole power to dispose of 20,141.678 Interests.

          (c) The Company has purchased 10,814 Interests from Everest Storage Investors, LLC pursuant to the Everest Agreement. The Company expects to purchase an additional 160 Interests pursuant to the Everest Agreement in the near future.

          On May 8, 1996, the Company disseminated to Interest Holders the Amended Offer to Purchase, which is annexed hereto as Exhibit 1 and incorporated herein by reference.

          (d)-(e)  Not applicable.


          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On May 8, 1996, the Company disseminated to Interest Holders the Amended Offer to Purchase, which is annexed hereto as Exhibit 1 and incorporated herein by reference.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -  Amended Offer to Purchase dated May 8, 1996

- ------------------                                      ----------------------
CUSIP No. NONE                                          Page 8 of 8 pages
- -----------------                                       ----------------------


                                   Signature



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Statement on
Schedule 13D is true, complete and correct.



Dated:  May 16, 1996


                                    PUBLIC STORAGE, INC.



                                    By:   /s/ David Goldberg
                                         -------------------
                                         David Goldberg
                                         Senior Vice President and
                                         General Counsel